KB HOME
10990 Wilshire Boulevard
Los Angeles, California 90024
April 10, 2015
Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:	KB Home
Form 10-K for the Fiscal Year Ended November 30, 2014
Filed January 22, 2015
File No. 1-9195
Dear Mr. Cash:
This letter responds to the comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”) contained in your letter dated March 30, 2015 regarding the Form 10-K for the fiscal year ended November 30, 2014 that we filed with the Commission on January 22, 2015 (“Form 10-K”).
Below we have reprinted the comments in bold, followed by our responses.
Form 10-K for the Fiscal Year Ended November 30, 2014
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
Homebuilding, page 33

1.
Based on the significant decline in your homebuilding gross profit margin during the fourth quarter of fiscal 2014, please expand your disclosures in future filings to disclose and discuss changes in gross profit margins during the periods presented.

Response:
Our future filings will reflect this comment. In our Form 10-Q for the quarterly period ended February 28, 2015, which was filed on April 8, 2015 (“Form 10-Q”), we provided the following disclosure regarding our 2015 and 2014 first quarter housing gross profit margins under Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Homebuilding — Operating Income (page 34):
Housing gross profits increased to $79.5 million for the three months ended February 28, 2015 from $78.0 million for the year-earlier period. In the first quarter of both 2015 and 2014, our housing gross profits included $.4 million of land option contract abandonment charges. Our housing gross profit margin for the first quarter of 2015 declined 260 basis points to 15.1% from 17.7% for the year-earlier quarter. Approximately 160 basis points of the year-over-year decrease was due to higher land and construction costs and competitive pricing pressures within certain markets in the current period, as well as the close-out of certain higher margin communities within our West Coast homebuilding reporting segment in the latter part of 2014. The remainder of the decline was attributable to start-up field costs associated with new home community openings (approximately 40 basis points), an increase in the amortization of previously capitalized interest (approximately 30 basis points), and other factors (approximately 30 basis points). Sales incentives as a percentage of housing revenues in the first quarter of 2015 were essentially the same as in the year-earlier quarter.

2.
Based on the significant impact that the decline in interest expense had on pre-tax homebuilding income, please expand your disclosures in future filings to more fully address how you determine the amount of interest expense you capitalize and amortize to cost of sales during each period presented.

Response:
Our future filings will reflect this comment. In our Form 10-Q, we provided the following disclosure regarding our 2015 and 2014 first quarter interest expense, interest capitalized, and interest amortized to construction and land costs under Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Homebuilding — Interest Expense (page 35):
Interest expense results principally from our borrowings to finance land purchases, housing inventory and other operating and capital needs. Our interest expense, net of amounts capitalized, decreased $6.0 million to $5.3 million for the three months ended February 28, 2015 from $11.3 million for the three months ended February 28, 2014 due to an increase in the amount of inventory qualifying for interest capitalization, partly offset by an increase in interest incurred. Further information regarding our interest capitalized to inventories and interest amortized to construction and land costs is provided in Note 5. Inventories in the Notes to Consolidated Financial Statements in this report.
During the three months ended February 28, 2015 and 2014, the average amount of our inventory qualifying for capitalization was lower than our average debt level and, therefore, a portion of the interest we incurred was reflected as interest expense. The amount of inventory qualifying for interest capitalization during the first quarter of 2015 increased more than our debt level increased, each as compared to the year-earlier period, primarily as a result of our substantial investment in land and land development during 2014 and in the first quarter of 2015, as well as recently activated land previously held for future development. Accordingly, we expensed less interest in the three months ended February 28, 2015 compared to the year-earlier period.
Interest incurred rose 15% to $45.0 million for the three months ended February 28, 2015 from $39.3 million for the year-earlier period due to the higher average debt outstanding during the current period. We capitalized $39.7 million and $28.0 million of the interest incurred in the three months ended February 28, 2015 and 2014, respectively.
Interest amortized to construction and land costs in the first quarter of 2015 increased 27% from the year-earlier quarter primarily due to the increase in the number of homes delivered and higher construction and land costs in the current quarter as compared to the first quarter of 2014. As a percentage of housing revenues, interest amortized to construction and land costs was 4.3% in the first quarter of 2015 and 4.0% in the first quarter of 2014.
Off-Balance Sheet Arrangements, page 51
Land Option Contracts and Other Similar Contracts, page 51

3.
To help readers better understand the potential timing of cash outlays related to land option contracts and other similar contracts, please expand your disclosures in future filings to address the time periods when the aggregate purchase price for inventory subject to such arrangements will be required to be funded.

Response:
Our future filings will reflect this comment. In our Form 10-Q, we provided the following disclosure regarding the estimated aggregate purchase price to be paid within specific periods if we were to acquire all of the land we controlled under our land option contracts and other similar contracts under Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Off-Balance Sheet Arrangements, Contractual Obligations and Commercial Commitments — Land Option Contracts and Other Similar Contracts (page 45):
At February 28, 2015, we had total cash deposits of $28.5 million to purchase land having an aggregate purchase price of $829.2 million. At November 30, 2014, we had total deposits of $33.2 million, comprised of $33.1 million of cash deposits and $.1 million of letters of credit, to purchase land having an aggregate purchase price of $958.5 million. Our land option contracts and other similar contracts generally do not contain provisions requiring our specific performance. Our decision to exercise a particular land option contract or other similar contract depends on the results of our due diligence reviews and ongoing market and project feasibility analysis that we conduct after entering into such a contract. In some cases, our decision to exercise a land option contract or other similar contract may be conditioned on the land seller obtaining necessary entitlements, such as zoning rights and environmental and development approvals, and/or physically developing the underlying land by a pre-determined date. We typically have the ability not to exercise our rights to the underlying land for any reason and forfeit our deposits without further penalty or obligation to the sellers. If we were to acquire all of the land we controlled under our land option contracts and other similar contracts at February 28, 2015, we estimate the remaining purchase price to be paid would be as follows: 2015 – $328.0 million; 2016 – $204.2 million; 2017 – $55.4 million; 2018 – $48.2 million; 2019 – $35.7 million; and thereafter – $129.2 million.

Outlook, page 57

4.
We note your reference here, and on your earnings call on January 13, 2015, to negative trends in your homebuilding gross profit margin. Please revise future filings to more fully explain the factors contributing to lower gross profit margins and how you intend to address this negative trend. Also, to the extent sales incentives have had or are expected to have a significant impact on your results, please expand your disclosures in future filings to quantify and discuss sales incentives, by homebuilding segment, during each period presented.

Response:
Our future filings will reflect this comment. In our Form 10-Q, we provided the following discussion of how we intend to address the factors affecting our housing gross profit margins, as well as the impact of sales incentives on our results in 2015, under Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Outlook (pages 46-47):
We are working to improve our housing gross profit margin in the remaining quarters of 2015 primarily through increasing the proportion of homes delivered from recently opened communities, which in many cases are projected to have higher housing gross profit margins than our 2015 first quarter housing gross profit margin; raising home selling prices as market conditions allow; containing increases in direct construction costs to the extent feasible; and delivering a larger number of homes that will allow us to benefit from economies of scale and better operating leverage. We also anticipate that the negative impact of start-up field costs associated with new home community openings, which tempered our housing gross profit margin in the first quarter of 2015, will diminish over time as these communities convert orders into revenues. Sales incentives did not contribute to the year-over-year decline in our housing gross profit margin in the 2015 first quarter and are not expected to significantly impact our year-over-year housing gross profit margin comparisons for the remainder of the year. In the second quarter of 2015, we are projecting a sequential improvement of approximately 50 basis points in our housing gross profit margin. We expect further sequential improvements in our housing gross profit margin in both the third and fourth quarters of 2015 and to significantly narrow the year-over-year gap in our housing gross profit margin percentage by the end of the year.
* * *
We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe this letter appropriately responds to each of the Staff’s comments in the March 30, 2015 letter. If you have any further comments or questions, please do not hesitate to contact me at 310-231-4014, Brian J. Woram, our Executive Vice President and General Counsel at 310-231-4040, or William R. Hollinger, our Senior Vice President and Chief Accounting Officer, at 310-231-4028.
Sincerely,
/s/ JEFF J. KAMINSKI
Jeff J. Kaminski
Executive Vice President and Chief Financial Officer

cc:	U.S. Securities and Exchange Commission
Dale Welcome
Anne McConnell
KB Home
Brian J. Woram, Executive Vice President and General Counsel

William R. Hollinger, Senior Vice President and Chief Accounting Officer
Ernst & Young LLP
Marc Roberts, Partner